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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)

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                               NeighborCare, Inc.
                            (Name of Subject Company)

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                               NeighborCare, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The purpose of this amendment is to amend and supplement Items 4 and 9 in the
Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended.


Item 4.            THE SOLICITATION OR RECOMMENDATION.

Item 4(b) is hereby amended by the addition of the following text:

     On October 7, 2004, the Board received the following letter from Mr. Gemunder, the text of which was included in Amendment No. 13 to the Schedule TO filed by Omnicare, Inc. on June 4, 2004:

                         [LETTERHEAD OF OMNICARE, INC.]


                                        October 7, 2004

     BY FACSIMILE AND FEDEX

     Board of Directors
     NeighborCare, Inc.
     601 East Pratt Street, 3rd Floor
     Baltimore, Maryland 21202

     Dear NeighborCare Board Members:


     We are writing to let you know that Omnicare remains committed to a combination of Omnicare and NeighborCare. We continue to believe that a combination of Omnicare and NeighborCare is compelling and will provide substantial benefits to both companies' shareholders and other interested constituencies. For NeighborCare shareholders, the tender offer provides a unique opportunity to realize maximum value immediately for their shares. Judging by the response to our tender offer by your shareholders, they agree. We believe that the time has come for you to sit down and discuss our offer with us.

     We wish to reiterate our willingness to discuss all aspects of our offer with you. We and our advisors are available to meet with you, your management and your advisors as soon as possible to discuss the terms of our offer and to negotiate a definitive agreement. We hope you will recognize the benefits of our offer and accept this invitation.



                                        Sincerely,

                                        /S/ JOEL F. GEMUNDER
                                        Joel F. Gemunder
                                        President and Chief Executive Officer

         On October 7, 2004, we issued the following press release in response to Mr. Germunder's letter:

     FOR IMMEDIATE RELEASE

     Investor Contact:                           Media Contact:
     -----------------                           -------------
     Tania Almond                                Dan Gagnier / Alex Eule
     Investor Relations                          Citigate Sard Verbinnen
     410-528-7555                                212-687-8080

                          NEIGHBORCARE ISSUES STATEMENT

     BALTIMORE, MD - October 7, 2004 - NeighborCare, Inc. (NASDAQ: NCRX) today confirmed it has received a letter from Omnicare proposing a meeting with NeighborCare to discuss Omnicare's (NYSE: OCR) unsolicited tender offer.

     Following a meeting of NeighborCare's Board of Directors, John J. Arlotta, NeighborCare's Chairman, President, and Chief Executive Officer, said: "The NeighborCare Board does not believe that further discussions, beyond those held previously, would be productive. NeighborCare has rejected Omnicare's offer three times and nothing has changed. The Board continues to believe that implementing our business plan is the best option for NeighborCare, its shareholders, customers and other constituents."

     ABOUT NEIGHBORCARE,  INC.
     NeighborCare, Inc. (NASDAQ: NCRX) is one of the nation's leading institutional pharmacy providers serving long term care and skilled nursing facilities, specialty hospitals, assisted and independent living communities, and other assorted group settings. NeighborCare also provides infusion therapy services, home medical equipment, respiratory therapy services, community-based retail pharmacies and group purchasing. In total, NeighborCare's operations span the nation, providing pharmaceutical services in 32 states and the District of Columbia.

     Visit our website at www.neighborcare.com.

     STATEMENTS MADE IN THIS PRESS RELEASE, OUR WEBSITE AND IN OUR OTHER PUBLIC FILINGS AND RELEASES, WHICH ARE NOT HISTORICAL FACTS CONTAIN "FORWARD-LOOKING" STATEMENTS (AS DEFINED IN THE FEDERAL SECURITIES LAWS) THAT INVOLVE RISKS AND UNCERTAINTIES AND ARE SUBJECT TO CHANGE AT ANY TIME. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO,
     STATEMENTS CONTAINING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," "MAY", "TARGET" AND SIMILAR EXPRESSIONS. SUCH FORWARD LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING THE EFFECT OF THE SPIN-OFF ON OUR OPERATIONS, EXPECTED CHANGES IN REIMBURSEMENT RATES AND INFLATIONARY INCREASES IN STATE MEDICAID RATES, EXPECTED BED COUNT, EXPECTED SG&A EXPENSE, ANTICIPATED RESTRUCTURING CHARGES AND ESTIMATES OF TIMING AND COSTS SAVINGS RELATED TO COST IMPROVEMENT INITIATIVES. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: COSTS, CHANGES IN THE REIMBURSEMENT RATES OR METHODS OF PAYMENT FROM MEDICARE OR MEDICAID, OR THE IMPLEMENTATION OF OTHER MEASURES TO REDUCE REIMBURSEMENT FOR OUR SERVICES; CHANGES IN PHARMACY LEGISLATION AND PAYMENT FORMULAS; THE EXPIRATION OF ENACTMENTS PROVIDING FOR ADDITIONAL GOVERNMENT FUNDING; EFFORTS OF THIRD PARTY PAYORS TO CONTROL COSTS; THE IMPACT OF FEDERAL AND STATE REGULATIONS; CHANGES IN PAYOR MIX AND PAYMENT METHODOLOGIES; FURTHER CONSOLIDATION OF MANAGED CARE ORGANIZATIONS AND OTHER THIRD PARTY PAYORS; COMPETITION IN OUR BUSINESS; AN INCREASE IN INSURANCE COSTS AND POTENTIAL LIABILITY FOR LOSSES NOT COVERED BY, OR IN EXCESS OF, OUR INSURANCE; COMPETITION FOR QUALIFIED STAFF IN THE HEALTHCARE INDUSTRY; OUR ABILITY TO CONTROL OPERATING COSTS, AND GENERATE SUFFICIENT CASH FLOW TO MEET OPERATIONAL AND FINANCIAL REQUIREMENTS; AND AN ECONOMIC DOWNTURN OR CHANGES IN THE LAWS AFFECTING OUR BUSINESS IN THOSE MARKETS IN WHICH


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


     NEIGHBORCARE OPERATES. OUR BUSINESS, OPERATIONS OR RESULTS COULD ALSO BE AFFECTED AS A RESULT OF OMNICARE'S TENDER OFFER OR ITS PENDENCY AND THE EFFECTS THEREOF ON THE COMPANY AND ITS BUSINESS, EMPLOYEES, CUSTOMERS AND SUPPLIERS.

     THE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT ARE, IN SOME CASES, BEYOND OUR CONTROL. WE CAUTION INVESTORS THAT ANY FORWARD-LOOKING STATEMENTS MADE BY US ARE NOT GUARANTEES OF FUTURE PERFORMANCE. WE DISCLAIM ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO ANNOUNCE PUBLICLY THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

     NEIGHBORCARE HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING OMNICARE'S TENDER OFFER. NEIGHBORCARE'S SHAREHOLDERS ARE
     STRONGLY      ADVISED      TO      READ      CAREFULLY       NEIGHBORCARE'S
     SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) REGARDING OMNICARE'S TENDER OFFER, BECAUSE IT CONTAINS IMPORTANT INFORMATION. FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND THE RELATED AMENDMENTS OR SUPPLEMENTS, WHICH HAVE BEEN FILED BY NEIGHBORCARE WITH THE SECURITIES AND EXCHANGE COMMISSION, ARE AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV, OR AT THE NEIGHBORCARE'S WEB SITE AT WWW.NEIGHBORCARE.COM, AND ALSO BY DIRECTING REQUESTS TO NEIGHBORCARE'S INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT 1-800-322-2885.

                                      # # #



ITEM 9.            EXHIBITS.

Exhibit No.        Description
------------------ -------------------------------------------------------------

  (a)(22)          Letter, dated October 7, 2004, to NeighborCare employees

  (a)(23)          Press Release, dated October 7, 2004


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                        NEIGHBORCARE, INC.

                                        By: /s/ John F. Gaither, Jr.
                                            ------------------------------------
                                            John F. Gaither, Jr.
                                            Senior Vice President,
                                            General Counsel and Secretary

                                            Dated:  October 7, 2004


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                                INDEX OF EXHIBITS

Exhibit No.        Description
------------------ -------------------------------------------------------------

  (a)(22)          Letter, dated October 7, 2004, to NeighborCare employees

  (a)(23)          Press Release, dated October 7, 2004


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